

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 16, 2015

Via E-mail
Mr. Jifan Gao
Chairman and Chief Executive Officer
Trina Solar Limited
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People's Republic of China

> **Re: Trina Solar Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed April 24, 2015**
> **File No. 001-33195**

Dear Mr. Gao:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2014

Consolidated Financial Statements

Note 2. Summary of Principal Accounting Policies

(p) Revenue recognition

Sales of project assets, page F-16

1.   We note that you have been developing build-to-sell project assets and that you recognize revenue for build-to-sell project assets following the provisions of real estate accounting. Please address the following:

- Describe to us any warranties and guarantees you provide to the purchasers of your build-to-sell project assets.

- Tell us how you account for these warranties and guarantees and cite the accounting literature relied upon.

- Tell us whether you provide any guarantees of system performance or uptime and if so clearly describe the terms and conditions of the guarantees to us.

- Explain how you considered these warranties and guarantees in reaching your conclusion that under real estate accounting you did not retain continuing involvement in your build-to-sell project assets in the periods presented.

Note 18. Commitments and Contingencies

d) Contingencies, page F-44

2.   With respect to the matters with the trustee of Solyndra LLC and the liquidating trustee for Energy Conversion Devices, you disclose that it is difficult to fully evaluate the claims and determine the likelihood of an unfavorable outcome or provide an estimate of the amount of any potential loss. Please tell us why you state that it is difficult and tell us whether or not it is possible. Refer to ASC 450-20-25-1 through 25-5 and ASC 450-20-50-4(b).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lynn Dicker at (202) 551-3616 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery